SUB-ITEM 77E: Legal Proceedings

On July 14, 2008, the registrant's previous administrator filed suit against the registrant in state court in Nash County, North Carolina alleging that the registrant improperly terminated a service agreement between the parties. On December 22, 2008, the Trustees of the registrant who are not "interested" persons of the registrant as such term is defined under the Investment Company Act of 1940, having evaluated the risks, benefits and costs of settling the litigation, determined that it was in the best interest of the registrant to settle the litigation on terms offered by the previous administrator. Therefore, The Chesapeake Core Growth Fund paid $230,976 and The Chesapeake Growth Fund paid $4,024 to the previous administrator in settlement of the litigation.